Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Atofina

Gilles GALINIER
Tel. : 33 (1) 49 00 70 07

Marie-Pierre GALHAUT
Tel. : 33 (1) 49 00 70 20

PROPOSED REORGANIZATION OF TOTAL’S CHEMICALS BRANCH

PROPOSED CREATION OF A NEW
CHLOROCHEMICALS, INTERMEDIATES AND PERFORMANCE PRODUCTS ORGANIZATION

Paris, February 19, 2004 - Like Europe’s other chemical actors, Total’s Chemicals branch is facing a difficult environment. It has to contend with acute competition in a climate of weak demand, high energy and raw materials costs, and a major depreciation of the dollar relative to the euro.

In the light of this situation, the Group is studying a reorganization of its Chemicals branch which would entail lighter functional organizations as well as the creation, alongside Petrochemicals and Specialties, of a decentralised organization consolidating the Chlorochemicals, Intermediates and Performance Products assets.

This new organization will be in a position to adapt to market trends with more flexibility through a structure which is closer to its customers and more reactive in its decision-making processes, and which relies on coherent industrial activities. It will be run by Thierry Le Hénaff (*), and will enjoy significant operational autonomy.

The performance of these businesses is affected by the current economic climate in Europe, and, accordingly, the new company’s priority will be to improve results. On the strength of these improvements, it will pursue its development, in particular in Asia.

The new company will aim to become a competitive and independent actor. With a sound financial structure, it will have the opportunity to play an active role in the consolidation of the chemical industry.

Petrochemicals continue to implement synergies with Refining, and should speed up their expansion in Asia.

Specialties demonstrate their ability to maintain a satisfactory performance, despite an increasingly harsh environment.

With sales of some € 5 billion in 2003, the Chlorochemicals, Intermediates and Performance Products business includes thirteen activities in which Atofina holds leading positions in Europe and, in some cases, in the World. This is the case of Thiochemicals (World leader), Fluorochemicals and Oxygenated Products (N° 2 and 3 respectively in the World), Acrylics and PMMA (N° 3 in the World), and Engineering Polymers (N° 3 in the World).

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Atofina

Gilles GALINIER
Tel. : 33 (1) 49 00 70 07

Marie-Pierre GALHAUT
Tel. : 33 (1) 49 00 70 20

(*) 40 year old Thierry Le Hénaff is a graduate of the Ecole Polytechnique and of Ponts et Chaussées; he also holds an MBA from Stanford University (USA). After beginning his career with Peat Marwick Consultants, he joined Total’s Adhesives Division in 1992 where he held a number of management positions throughout the world. In July 2001, he became Chairman and Managing Director of Bostik Findley, the new group created from the merged Adhesives businesses of Total and Elf Atochem.

On January 1, 2003, he became a member of the Executive Committee of Atofina (the Chemicals Branch of the Total Group), in charge of three Divisions: Agrochemicals, Fertilisers and Thiochemicals. He also oversees International Affairs, Purchasing and Research.

The proposal has been presented to employee representatives.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com